                                                                                                                                                                                              Exhibit 23

Consent of Independent Auditors

The Board of Directors and Shareholders
Pixelworks, Inc.:

We consent to incorporation by reference in the Registration Statements on Form S–8 (Nos. 333-62000, 333–41720 and 333–41722) and Form S-3 (No. 333-67838) of Pixelworks, Inc. of our report dated January 16, 2002, relating to the consolidated balance sheets of Pixelworks, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, redeemable convertible preferred stock and shareholders’ equity (deficit), and cash flows for each of the years in the three–year period ended December 31, 2001, which report appears in the December 31, 2001 annual report on Form 10-K of Pixelworks, Inc.

/s/ KPMG LLP

Portland, Oregon
March 22, 2002